ENDEAVOUR SILVER CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of Common shares (“Common Shares”) of Endeavour Silver Corp. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held on Tuesday, June 2, 2009 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

All dollar ($) amounts stated in this Information Circular refer to United States dollars, unless Canadian dollars (Cdn.$) are indicated. The noon rate of exchange on April 28, 2009, as reported by the Bank of Canada, for the conversion of U.S.$1.00 into Canadian dollars was Cdn.$1.2238 (Cdn$1.00 equals U.S.$0.8171) .

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Pacific Time) on May 29, 2009 or, if the Meeting is adjourned, by 10:00 a.m. (Pacific Time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of proxy-related materials in connection with this Meeting (including this Information Circular) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocation of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is

(a)

received at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b)	provided to the chair of the meeting, at the meeting of shareholders, before any vote in respect of which the proxy is to be used shall have been taken.

or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of any instructions, the proxy agent named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information

Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares without par value of the Company (“Common Shares”) carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors of the Company (the “Board of Directors” or “Board”) has fixed April 28, 2009 (the “Record Date”) as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice of and to vote at the Meeting. As of the Record Date, 51,582,018 Common Shares were issued and outstanding as fully paid and non-assessable. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours for a period of 10 days prior to the Meeting, at the office of Computershare Investor Services Inc. at 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

To the knowledge of the directors or executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares as at the Record Date.

VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s articles provide that a quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy Form intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors of the Company.

ELECTION OF DIRECTORS

The Company currently has six directors. At the Meeting, shareholders will be asked to fix the number of directors at six and to elect six directors. The persons named below are the six nominees of management for election as directors. Each director elected will hold office until the next annual general meeting or until his successor is elected or appointed. It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by him; his present principal occupation, business or employment; the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date.

			Common
			Shares
			beneficially
Name, place of residence and	Present principal occupation,	Period served	owned or
position with the Company	business or employment	as director	controlled

BRADFORD J. COOKE British Columbia, Canada Director, Chairman and CEO	Chairman and CEO of the Company; CEO of Canarc Resource Corp. (mining company)	Since July 25, 2002	1,264,350

GEOFFREY A. HANDLEY(1)(2)(3) New South Wales, Australia Director	Corporate Director	Since June 14, 2006	Nil

LEONARD HARRIS(2)(3) Colorado, U.S.A. Director	Retired; Corporate Director	Since July 24, 2003	10,000

REX J. MCLENNAN(1) Alberta, Canada Director	Chief Financial Officer of Viterra Inc. (agribusiness company)	Since June 12 2007	Nil

MARIO D. SZOTLENDER(1)(2)(3) Caracas, Venezuela Director	Businessman	Since July 25, 2002	79,200

GODFREY J. WALTON British Columbia, Canada Director, President and COO	President, G.J. Walton & Associates Ltd. (consulting company); President and COO of the Company	Since July 25, 2002	163,300
______________________________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating Committee.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

No proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

CORPORATE GOVERNANCE DISCLOSURE

The Canadian Securities Administrators have adopted National Instrument 58-101 on “Disclosure of Corporate Governance Practices” (“NI 58-101”) which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Company is set out in Appendix A to this Information Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	the Company’s Chief Executive Officer (“CEO”);

(b)	the Company’s Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company’s most recently completed financial year whose total compensation was, individually, more than Cdn.$150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the Company’s financial year ended December 31, 2008, the Named Executive Officers of the Company were Bradford J. Cooke (CEO), Daniel Dickson (CFO), William R. Franklin (former CFO), Godfrey Walton, Barry Devlin and David Howe.

Compensation Discussion and Analysis

General

The Company’s executive compensation program is overseen by the Compensation Committee of the Board of Directors. In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

The Company’s executive compensation program is based on a pay-for-performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the mining industry having comparable capitalization to that of the Company, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders.

Compensation for each of the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The Compensation Committee approves ranges for base salaries for senior management of the Company based on reviews of market data included in a salary survey compiled by one of the “Big 4” international accounting firms. The assessment was completed comparing the Company’s management salaries with that of all Canadian mining companies, mining companies with similar employee numbers, and companies with similar revenues. The Company’s management salaries placed between the 1st quartile and the median salary range in all of the three categories. The level of base salary for each management employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company. The Committee prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.

Short Term Incentive Plan

The Compensation Committee annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management. The Short Term Incentive Plan (“STIP”) is designed to reward for results and provides for annual cash awards based on corporate and operational results when measured against predetermined objectives and performance measures. The bonus also includes an individual performance factor which allows the Company to effectively recognize and reward those individuals providing an extraordinary contribution to the Company during the year. The objectives of the STIP are to align the individual contribution with company objectives, communicate key objectives which are most highly valued and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

The STIP is based on a formula which includes:

1.	Maximum Eligible Bonus
2.	Corporate and Department Percent Target Award Levels
3.	Individual Performance Factor

The award formula is as follows:

Award = Maximum Eligible Bonus x Percent Target Award Levels x Individual Performance Factor
Percent Target Award Levels = (Weighting Factors x Achievement Level Factors)

Each of the CEO, CFO and COO have a maximum eligible bonus of 50% of their base salary and the VP Exploration and VP Mexico Operations have a maximum eligible bonus of 37.5% of their base salary.

In 2008, the Percent Target Award Levels were based on combined corporate and department goals for the Company with weighting as follows:

Production	15%
Exploration	15%
Cash Costs(1)	15%
New Acquisitions	15%
Capital Program Implementation	5%
Safety	5%
Environmental	5%
SOX Compliance	15%
Corporate Development	10%
Total	100%

(1)

Cash operating cost per ounce is a non-GAAP measure reported in the silver and gold mining industry as a benchmark of performance, but it does not have a standardized meaning prescribed by GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers. The cash operating cost is provided to investors and used by management as a measure of the Company’s operating performance.

Option-based Awards

The Compensation Committee oversees the administration of the Employee Incentive Stock Option Plan of the Company (the “Stock Option Plan”). The Stock Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

Management evaluates the Company’s performance based on the corporate goals established and vetted by the Compensation Committee and approved by the Board of Directors. The option distribution is recommended by senior management to the members of the Compensation Committee who decide whether they agree with management’s recommendations and who, once satisfied, provide their recommendation to the Board of Directors. The amount of options recommended for each individual is based upon seniority, responsibilities of the job position and the performance of the Company. The Compensation Committee’s recommendation to the Board of Directors includes the number of options to be granted to independent directors and these options are typically issued once a year.

Option awards are not currently done based on comparisons to peers, although the Company believes that its option awards are below the average industry monetary value for options granted to peers.

The Stock Option Plan presently includes the following provisions:

  The Stock Option Plan provides for the issuance of options to directors, executive officers employees, and consultants of the Company and its subsidiaries to purchase Common Shares of the Company. Options are issued at the discretion of a committee of the Company’s Board of Directors (the “Committee”), which is presently the Compensation Committee.

  The Stock Option Plan authorizes the Company to grant to eligible optionees options to acquire a maximum of 6,768,000 Common Shares, representing 13.1% of the current issued and outstanding number of Common Shares, of which 2,203,386 Common Shares have been issued under the Stock Option Plan upon exercises of options or share appreciation rights.

  The number of Common Shares reserved for issuance pursuant to options granted to insiders under the Stock Option Plan may not exceed 10% of the number of Common Shares outstanding at the time of the grant (unless disinterested shareholder approval has been received).

  The issuance to insiders of the Company, within any 12-month period, of Common Shares pursuant to the Stock Option Plan may not exceed 10% of the number of Common Shares outstanding at the time of the grant (unless disinterested shareholder approval has been received).

  The number of Common Shares under option at any specific time to any one optionee may not exceed 5% of the issued and outstanding number of Common Shares (determined at the date the option was granted) in any 12-month period (unless disinterested shareholder approval has been received).

  The exercise per Common Share that may be purchased upon the exercise of an option will not be lower than the “Market Price” of the Common Shares which, under the Stock Option Plan, is to be based on last recorded sale of a board lot of shares on the Toronto Stock Exchange (“TSX”) during the trading day immediately preceding the date of granting of the option or, if there was no such sale, the volume weighted average trading price on the TSX for the Common Shares for the five trading days immediately preceding the date on which the Option is granted.

  An optionee may, if allowed under TSX policies and if determined by the Board of Directors of the Company, have a share appreciation right (the “Right”) when entitled to exercise an option. The Right may be exercised to terminate the option in whole or in part by notice in writing to the Company and, in lieu of receiving Common Shares pursuant to the exercise of the option, to receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the option exercise price. The Right will not exist until the Board of Directors of the Company formally approves the activation of the Right.

  Options granted may have a vesting period as required by the Board of Directors on a case-by-case basis.

  Options may be granted for a term not exceeding ten years.

  An option granted to a person who is a director, employee, consultant or executive officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. The Committee may, however, also set termination periods as it deems appropriate, subject to all applicable laws and TSX policies. Any option or portions of options of terminated individuals not so exercised will terminate and will again be available for future options under the Plan. A change of employment will not be considered a termination so long as the optionee continues to be employed by the Company or its subsidiaries.

  An option may not be assigned or transferred. During the lifetime of an optionee, the option may be exercised only by the optionee.

  In the event of the death of an optionee, unexercised options held by such optionee may be exercised by the optionee’s personal representatives, heir or legatees until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death (notwithstanding the normal expiry date of the option).

  The Board of Directors of the Company may alter, suspend or discontinue the Stock Option Plan as it deems appropriate, subject to obtaining shareholder approval for any increase in the aggregate number of Common Shares subject to options under the Stock Option Plan and disinterested shareholder approval for any reduction in the exercise price of an option held by an insider of the Company.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Plan.

As at the date hereof, the total number of Common Shares issuable under outstanding options granted under the Stock Option Plan is 4,468,400, representing 8.7% of the issued and outstanding Common Shares of the Company. A total of 96,214 Common Shares, representing 0.2% of the issued and outstanding Common Shares of the Company, are available for future options to be granted under the Stock Option Plan.

At the Company’s 2008 annual general meeting held on June 3, 2008, the shareholders of the Company approved an amendment to the Stock Option Plan to increase the number of Common Shares reserved for issuance under the Plan from 6,768,000 to 9,800,000 Common Shares. This amendment was not effected as TSX approval of the amendment was not obtained.

At the Meeting, shareholders will be asked to approve a new Amendment No. 1 to the Stock Option Plan in order to, among other things, convert the Stock Option Plan into a “rolling 10% plan” from a “fixed number plan”. See “Particulars of Other Matters to be Acted Upon—Approval of Stock Option Plan Amendment”.

Performance Graph

The following graph compares the total cumulative shareholder return for Cdn.$100 invested in Common Shares of the Company for the period from January 1, 2004 at the opening of trading to December 31, 2008 with the cumulative total return of the S&P/TSX Composite Index.

	Jan. 1/04 (Cdn.$)	Dec. 31/04 (Cdn.$)	Dec. 31/05 (Cdn.$)	Dec. 31/06 (Cdn.$)	Dec. 31/07 (Cdn.$)	Dec. 31/08 (Cdn.$)
Endeavour Silver Corp.	$100.00	$278.33	$448.33	$755.00	$633.33	$206.67
S&P-TSX Composite Index	$100.00	$114.48	$142.10	$166.63	$183.01	$122.61

The trend shown by this graph does not reflect the trend in the Company’s compensation to executive officers over the same period. Over the five years, the Compensation Committee established compensation objectives believed appropriate during the evolution of the Company from an exploration company to its current position as a silver producer. For all years, except 2007, there were only moderate increases in the Company’s compensation to executive officers and, during 2007, increases were made that brought the compensation to a level more comparable with other producing companies as opposed to other exploration companies. The share price of exploration companies and precious metal producers fluctuate with changes in commodity prices and at no time during the period shown in the graph was compensation intended to reflect share price.

Summary Compensation Table

The following table provides a summary of compensation earned from the Company or its subsidiaries or affiliates during the last completed financial year of the Company ended December 31, 2008 by the Named Executive Officers.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans(9)	Long- term incentive plans
BRADFORD COOKE CEO	2008	267,652(2) (4)	Nil	243,190(11)	83,118(4)	Nil	Nil	Nil	593,960
DANIEL DICKSON(7) CFO	2008	133,354(4)	Nil	162,127(11))	56,672(4)	Nil	Nil	Nil	352,153
WILLIAM R. FRANKLIN(8) CFO	2008	87,567(4)	Nil	443,690(10)	Nil	Nil	Nil	Nil	531,257
GODFREY WALTON Chief Operating Officer	2008	257,739(3) (4)	Nil	243,190(11))	79,340(4)	Nil	Nil	Nil	580,269
DAVID HOWE, VP Mexico Operations	2008	200,000(5)	Nil	162,127(11))	61,003	Nil	Nil	Nil	423,130
BARRY DEVLIN, VP Exploration	2008	160,000	Nil	162,127(11))	40,669	Nil	Nil	29,451(6)	392,2470
_____________________________
(1)

The grant date fair value for the options was calculated using the Black Scholes Model. This methodology was chosen to be consistent with the fair value as determined in accordance with Section 3870 of the CICA Handbook. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(2)	Includes $18,410 received by Mr. Cooke relating to his director role.
(3)	Includes $19,826 received by Mr. Walton relating to his director role.
(4)	Amount paid/earned in Cdn.$ and translated to U.S.$ at the estimated exchange rate of Cdn.$1.00=U.S.$0.8333 at the time the award was submitted to the Compensation Committee for approval.
(5)	Amount paid in a combination of both Mexican Pesos and U.S.$. The payments made in Mexican Pesos were translated at the yearly average exchange rate of 1 Peso=U.S.$0.09069.
(6)	Comprised of relocation costs.
(7)	Appointed Interim CFO effective April 1, 2008 (appointed CFO effective February 1, 2009).
(8)	CFO from January 1, 2008 to March 31, 2008.
(9)	Comprised of performance bonuses earned during 2008, but paid after 2008.
(10)

These options lapsed unexercised. The grant date fair value for the options, calculated using the Black Scholes Model, was based on the market value at grant date of Cdn.$3.80, an expected life of 4 years, volatility of 67.1%, a risk-free interest rate of 3.23% and no dividends. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant of Cdn.$1.00=U.S.$1.1019.
(11)

These options were voluntarily surrendered for cancellation subsequent to their grant. The grant date fair value for the options, calculated using the Black Scholes Model, was based on the market value at grant date of Cdn.$3.05, an expected life of 4 years, volatility of 67.1%, a risk-free interest rate of 3.23% and no dividends. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant of Cdn.$1.00=U.S.$1.0033.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out information on share-based and option-based awards to Named Executive Officers that were outstanding as at December 31, 2008.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price(2) ($)	Option expiration date	Value of unexercised in-the- money options(2)(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
BRADFORD COOKE	60,000	0.54	Jan. 14, 2009	28,477	Nil	N/A
	80,000	2.06	March 22, 2010	Nil	Nil	N/A
	148,000	1.92	Sept. 7, 2010	Nil	Nil	N/A
	200,000	2.33	June 15, 2011	Nil	Nil	N/A
	200,000	4.00	June 14, 2017	Nil	Nil	N/A
DANIEL DICKSON	40,000	4.39	March 1, 2012	Nil	Nil	N/A
GODFREY WALTON	80,000	1.31	May 6, 2009	Nil	Nil	N/A
	233,000	1.92	Sept. 7, 2010	Nil	Nil	N/A
	200,000	2.33	June 15, 2011	Nil	Nil	N/A
	200,000	4.00	June 14, 2017	Nil	Nil	N/A
DAVID HOWE	100,000	3.27	Nov. 3, 2012	Nil	Nil	N/A
BARRY DEVLIN	100,000	4.53	May 2, 2012	Nil	Nil	N/A
___________________________
(1)	All unexercised options are fully vested.
(2)	All option-based awards are made in Cdn.$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2008 exchange rate of Cdn.$1.00=U.S.$0.8183.
(3)

Represents the difference between the market value of the Common Shares underlying the options on December 31, 2008 (based on the Cdn.$1.24 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2008 exchange rate of Cdn.$1.00=U.S.$0.8183.

Incentive plan awards—value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
BRADFORD COOKE	Nil	Nil	83,118(1)
DANIEL DICKSON	Nil	Nil	56,672(1)
WILLIAM R. FRANKLIN	Nil	Nil	Nil
GODFREY WALTON	Nil	Nil	79,340(1)
DAVID HOWE	Nil	Nil	61,003
BARRY DEVLIN	Nil	Nil	40,669
____________________________
(1)	Amount paid/earned in Cdn.$ and translated to U.S.$ at the estimated exchange rate of Cdn.$1.00=U.S.$0.8333 at the time award was submitted to the Compensation Committee for approval.

Pension Plan Benefits

The Company and its subsidiaries do not have any pension plan arrangements in place.

Employment Agreements / Termination and Change of Control Benefits

The Company has entered into employment agreements that include change of control provisions with each of Bradford Cooke, Daniel Dickson, Godfrey Walton and David Howe. The Board of Directors has approved these agreements. The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2008, the total cost to the Company of related payments to the NEOs is estimated at Cdn.$1,992,833 (U.S.$1,630,735). Cdn.$ denominated amounts have been translated using the December 31, 2008 exchange rate of Cdn.$1.00=U. S.$0.8183.

Bradford Cooke, Chairman and CEO

Mr. Cooke entered into an employment agreement dated January 1, 2008 with the Company (the “Cooke Agreement”). The Cooke Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Cooke Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Cooke Agreement, upon termination without cause, Mr. Cooke is entitled to receive approximately Cdn.$363,742 based on an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Cooke is entitled to receive, conditional on providing 3 months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an approximate maximum of Cdn.$165,742 based on an amount equal to 3 months’ estimated salary plus the pro rata amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 3 months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within 6 months of a change in control, Mr. Cooke is entitled to receive approximately Cdn.$777,311 based on an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. The Cooke Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

Daniel Dickson, CFO

Mr. Dickson entered into an employment agreement dated March 1 2007 with the Company (the “Dickson Agreement”). The Dickson Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Dickson Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Dickson Agreement, upon termination without cause, Mr. Dickson is entitled to receive approximately Cdn.$84,000 based on an amount equal to one-half of his estimated annual salary at the time of termination. In the event of termination as a result of a change in control, Mr. Dickson is entitled to receive approximately Cdn.$126,000 based on an amount equal to three-quarters of his estimated annual salary. The Dickson Agreement also contains non-competition and non-solicitation clauses effective during the term of employment and for 12 months thereafter.

Godfrey Walton, President and COO

Mr. Walton entered into an employment agreement dated January 1, 2008 with the Company (the “Walton Agreement”). The Walton Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Walton Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Walton Agreement, upon termination without cause, Mr. Walton is entitled to receive approximately Cdn.$347,208 based on an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Walton is entitled to receive, conditional on providing 3 months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an approximate maximum of Cdn.$110,604 based on an amount equal to 3 months’ estimated salary plus the pro rata amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 3 months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within 6 months of a change in control, Mr. Walton is entitled to receive approximately Cdn.$742,469 based on an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. The Walton Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

David Howe, VP Mexico Operations

Mr. Howe entered into an employment agreement dated January 1, 2009 with the Company (the “Howe Agreement”). The Howe Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Howe Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Howe Agreement, upon termination without cause, Mr. Howe is entitled to receive approximately U.S.$161,003 based on an amount equal to one-half of his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus. In the event of termination as a result of a change in control, Mr. Howe is entitled to receive approximately U.S.$284,080 based on an amount equal to his estimated annual salary plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. The Howe Agreement also contains non-competition and non-solicitation clauses effective during the term of employment and for 12 months thereafter.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) during the financial year ended December 31, 2008. For directors who are Named Executive Officers, see “Executive Compensation—Summary Compensation Table”.

Name	Fees earned(1) ($)	Share- based awards ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
GEOFFREY HANDLEY	30,683	Nil	121,595(3)	Nil	Nil	Nil	152,278
LEONARD HARRIS	23,130	Nil	121,595(3)	Nil	Nil	Nil	144,725
REX MCLENNAN	24,547	Nil	121,595(3)	Nil	Nil	Nil	146,142
MARIO SZOTLENDER	25,491	Nil	121,595(3)	Nil	Nil	Nil	147,086
____________________________
(1)	Amounts paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$0.9441.
(2)

The grant date fair value for the options was calculated using the Black Scholes Model. This methodology was chosen to be consistent with the fair value as determined in accordance with Section 3870 of the CICA Handbook. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(3)

These options were voluntarily surrendered for cancellation subsequent to their grant. The grant date fair value for the options, calculated based on the Black Scholes Model, was based on the market value at grant date of Cdn.$3.05, an expected life of 4 years, volatility of 67.1%, a risk-free interest rate of 3.23% and no dividends. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant of Cdn.$1.00=U.S.$1.0033.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out information on share-based and option-based awards to directors of the Company (other than directors who are Named Executive Officers) that were outstanding as at December 31, 2008.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price(2) ($)	Option expiration date	Value of unexercised in-the- money options(2)(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
GEOFFREY HANDLEY	100,000	4.00	June 14, 2017	Nil	Nil	Nil
	100,000	2.33	June 15, 2011	Nil	Nil	Nil
LEONARD HARRIS	100,000	4.00	June 14, 2017	Nil	Nil	Nil
	40,000	1.31	May 6, 2009	Nil	Nil	Nil
	40,000	2.06	March 22, 2010	Nil	Nil	Nil
	100,000	2.33	June 15, 2011	Nil	Nil	Nil
REX MCLENNAN	100,000	4.00	June 14, 2017	Nil	Nil	Nil
MARIO SZOTLENDER	10,000	0.54	Jan. 14, 2009	4,746	Nil	Nil
	40,000	1.31	May 6, 2009	Nil	Nil	Nil
	40,000	2.06	March 22, 2010	Nil	Nil	Nil
	100,000	2.33	June 15, 2011	Nil	Nil	Nil
	100,000	4.00	June 14, 2017	Nil	Nil	Nil
____________________________
(1)	All unexercised options are fully vested.
(2)	All option-based awards are made in Cdn.$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2008 exchange rate of Cdn.$1.00=U.S.$0.8183.
(3)

Represents the difference between the market value of the Common Shares underlying the options on December 31, 2008 (based on the Cdn.$1.24 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2008 exchange rate of Cdn.$1.00=U.S.$0.8183.

Incentive plan awards—value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
GEOFFREY HANDLEY	Nil	Nil	Nil
LEONARD HARRIS	Nil	Nil	Nil
REX MCLENNAN	Nil	Nil	Nil
MARIO SZOTLENDER	Nil	Nil	Nil

Discussion of Directors’ Compensation

The Company implemented a Directors’ Compensation Plan on August 14, 2004, as amended on June 13, 2007, which includes paying each director Cdn.$2,000 per financial quarter with Cdn.$500 paid per meeting per director and Cdn.$1,000 per meeting for each committee chair. The Directors’ Compensation Plan was further amended effective July 1, 2009 whereby each director is paid Cdn.$4,000 per financial quarter with Cdn.$1,000 paid per Director for each Board of Directors and Audit Committee meetings and Cdn.$500 paid per Director for each of the other committee meetings and Cdn.$2,000 per meeting for the chair of the Audit Committee and Cdn.$1,000 per meeting for each of the other committee chairs. Directors who are officers or employees are also paid these fees.

The Company has no pension plan or other arrangement for non-cash compensation to the Directors, except incentive stock options.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company’s equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2008. The information shown for “Equity compensation plans approved by securityholders” relates to the Company’s Stock Option Plan as at December 31, 2008.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options under the Plan as at December 31, 2008 (a)	Weighted average exercise price of outstanding options under the Plan as at December 31, 2008 (b)	Number of securities remaining available for future issuance under the Plan as at December 31, 2008 (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,733,400	$3.28	21,214(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,733,400	$3.28	21,214

___________________________
(1)	Based on the maximum aggregate number of Common Shares authorized for issuance pursuant to options granted under the Stock Option Plan, being 4,754,614 Common Shares as at December 31, 2008.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in a information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2008 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Stock Option Plan Amendment

Shareholders will be asked at the Meeting to approve certain proposed amendments to the Company's Stock Option Plan in an Amendment No. 1 to the Stock Option Plan which has been approved by the Board of Directors of the Company and is set forth in Appendix B to this Information Circular. See "Option-based Awards" under "Compensation of Executive Officers and Directors - Executive Compensation - Compensation Discussion and Analysis" for a description of the Stock Option Plan prior to the proposed Amendment No. 1 to the Stock Option Plan. Amendment No. 1 to the Stock Option Plan will be effective upon the receipt of approval from the shareholders of the Company, subject to applicable approvals of TSX and NYSE Amex.

Amendment No. 1 to the Stock Option Plan contains the following key amendments, as well as certain amendments of a housekeeping nature:

1.

An amendment relating to the conversion of the Stock Option Plan to a “rolling percentage plan” from a “fixed number plan”. The effect of the amendment is to provide for the maximum number of Common Shares issuable under the Stock Option Plan to be 10% of the issued and outstanding Common Shares at any time and from time to time. Based on the issued and outstanding number of Common Shares of the Company as at the date hereof, 5,158,201 Common Shares would be available for issuance under the Stock Option Plan in connection with options that are outstanding or that may be granted in the future. As at the date hereof, based on there being outstanding options to purchase a total of 4,468,400 Common

Shares (representing 8.7% of the outstanding Common Shares), 689,801 additional Common Shares (representing 1.3% of the outstanding Common Shares) would be available for future option grants under the Stock Option Plan.

2.

In view of a proposed Stock Bonus Plan for the Company (see “Approval of Stock Bonus Plan”), an amendment to expand the scope of certain percentage limitations on Common Shares issuable to insiders of the Company under the Stock Option Plan (unless disinterested shareholder approval is obtained) to cover not only Common Shares issuable under options granted under the Stock Option Plan, but also Common Shares issuable under any other security based compensation arrangements of the Company. The amended provisions would provide for the following percentage limitations:

(a)

The number of Common Shares reserved for issuance to insiders pursuant to options granted under the Stock Option Plan and issuable to insiders under any other security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares at any time (unless disinterested shareholder approval has been obtained); and

(b)

The issuance to insiders of the Company, within any 12-month period, of Common Shares pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares (unless disinterested shareholder approval has been obtained).

3.

An amendment to the definition of “Market Price” for the purposes of determining the minimum exercise price of options granted under the Stock Option Plan in order to address current applicable securities regulatory and other requirements so that the minimum exercise price shall be the last closing price of the Common Shares on the TSX before the date of the option grant.

4.

An amendment to permit the Board of Directors of the Company to alter, suspend or discontinue the Plan at any time without shareholder approval (unless the TSX or NYSE Amex or any other applicable securities regulatory authority has determined that shareholder approval is necessary), but shareholder approval will continue to be required for any increase in the aggregate number of Common Shares subject to options under the Stock Option Plan and disinterested shareholder approval will continue to be required for any reduction in the exercise price of an option held by an insider of the Company.

At the Meeting, shareholders of the Company will be asked to pass an ordinary resolution to approve Amendment No. 1 to the Stock Option Plan. The text of the resolution is as follows:

“RESOLVED that:

1.

Amendment No. 1 to the Employee Incentive Stock Option Plan of the Company (the “Stock Option Plan”), in the form attached as Appendix B to the Information Circular for the meeting, is hereby approved, ratified and confirmed.

2.

The Board of Directors of the Company is hereby authorized to file Amendment No. 1 to the Stock Option Plan with the Toronto Stock Exchange and NYSE Amex and to make any revisions to the text of Amendment No. 1 if and as required by the Toronto Stock Exchange and NYSE Amex prior to their respective approvals of Amendment No. 1.

3.

Any officer or director of the Company is authorized and directed to execute and deliver all such documents and instruments and to do all such acts as in the opinion of such director or officer may be necessary or desirable to give effect to this resolution.”

If shareholder approval and TSX and NYSE Amex approvals are not obtained for Amendment No. 1 to the Stock Option Plan, Amendment No. 1 to the Stock Option Plan would not be effected and the terms of the Stock Option Plan will continue to be that currently in effect.

A copy of the Stock Option Plan, including Amendment No. 1 thereto, may be obtained by sending a written request to the Company at the Company’s head office located at #301-700 West Pender Street, Vancouver, British Columbia V6C 1G8.

Approval of Stock Bonus Plan

The Board of Directors of the Company has approved a Stock Bonus Plan for the Company to be effective upon the receipt of approval from the shareholders of the Company, subject to applicable TSX and NYSE Amex approvals. Shareholders will be asked at the Meeting to approve the Stock Bonus Plan, the full text of which is set out in Appendix C to this Information Circular.

Bonus Common Shares may be issued under the Stock Bonus Plan to any eligible director, officer or employee of the Company or its subsidiaries who has rendered meritorious services that contributed to the success of the Company or any of its subsidiaries. Grants of bonus Common Shares will be on terms that the administrator of the Stock Bonus Plan (being the Board of Directors of the Company or a designated committee of Board of Directors) may determine, within the limitations of the Stock Bonus Plan and subject to the rules and policies of applicable regulatory authorities, including the payment of no cash consideration for the bonus Common Shares. A maximum of 250,000 Common Shares, representing approximately 0.5% of the current issued and outstanding Common Shares, is issuable under the Stock Bonus Plan in each calendar year. Any Common Shares up to such maximum number that are not issued under the Stock Bonus Plan in any calendar year may not be carried forward for issuance in subsequent calendar years.

Issuances of bonus Common Shares may also not result in the following limitations being exceeded without the Company obtaining disinterested shareholder approval:

(a)

the number of Common Shares issued under the Stock Bonus Plan to insiders of the Company and reserved for issuance to insiders pursuant to the Stock Bonus Plan or any other security based compensation arrangement of the Company exceeding 10% of the issued and outstanding Common Shares at the time of issuance of the bonus Common Shares; and

(b)

the issuance to insiders, within a 12-month period, of Common Shares under the Stock Bonus Plan and any other security based compensation arrangement of the Company exceeding 10% of the issued and outstanding Common Shares.

The Board of Directors of the Company has the right to amend or terminate the Bonus Plan at any time without shareholder approval (unless the TSX or NYSE Amex or any other applicable securities regulatory authority has determined that shareholder approval is necessary).

At the Meeting, shareholders of the Company will be asked to pass an ordinary resolution to approve the Stock Bonus Plan. The text of the resolution is as follows:

“RESOLVED THAT:

1.	The Stock Bonus Plan of the Company, substantially in the form attached as Appendix C to the Information Circular for the meeting, is hereby approved, ratified and confirmed.

2.

The Board of Directors of the Company is hereby authorized to file the Stock Bonus Plan with the Toronto Stock Exchange and NYSE Amex and to make any revisions to the Stock Bonus Plan if and as required by the Toronto Stock Exchange and NYSE Amex prior to their respective approvals of the Stock Bonus Plan.

3.

Any officer or director of the Company is authorized and directed to execute and deliver all such documents and instruments and to do all such acts as in the opinion of such director or officer may be necessary or desirable to give effect to this resolution.”

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgement on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial Information

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended December 31, 2008 which are available on SEDAR and may also be obtained by telephoning the Company at 877-685-9775 (toll free) or 604-685-9775.

Audit Committee Disclosure

Pursuant to National Instrument 52-110 on “Audit Committees” adopted by various Canadian securities regulatory authorities, disclosure relating to the Company’s Audit Committee is contained in Item 16.2 of the Company’s Annual Information Form dated March 31, 2009 for the financial year ended December 31, 2008 filed on SEDAR.

DATED as of the 28th day of April, 2009.

BY ORDER OF THE BOARD

“Bradford J. Cooke”

BRADFORD J. COOKE
Chairman and CEO

APPENDIX A

ENDEAVOUR SILVER CORP.
(the “Company”)

CORPORATE GOVERNANCE DISCLOSURE

DISCLOSURE REQUIREMENTS	COMMENTS
Board of Directors
Disclose the identity of directors and proposed directors who are independent	Geoffrey Handley, Leonard Harris, Rex McLennan and Mario Szotlender are independent.
Disclose the identity of directors and proposed directors who are not independent, and describe the basis for that determination	Bradford Cooke – Executive officer of the Company Godfrey Walton – Executive officer of the Company
Disclose whether or not a majority of the directors are independent and whether or not a majority of the directors nominated for election will be independent. If the majority of directors or proposed directors are not independent, describe what the board of directors does or will do to facilitate its exercise of independent judgement in carrying out its responsibilities.	The Board is currently composed of six directors (all of whom are nominated for re-election), the majority of whom is independent.

DISCLOSURE REQUIREMENTS	COMMENTS
If a director or proposed director is
presently a director of another issuer
that is a reporting issuer (or the
equivalent) in a jurisdiction or a
foreign jurisdiction, identify both the
director and the other issuer

Bradford Cooke   -        Canarc Resource Corp.
                                        Radius Gold Inc.

Geoffrey Handley   -     Eldorado Gold Ltd.
                                        PanAust Limited
                                        Oryx Mining and Exploration Ltd.

Leonard Harris -            Aztec Metals Corp.
                                        Alamos Gold Inc.
                                        Canarc Resource Corp.
                                        Cardero Resource Corp.
                                        Castle Gold Corp.
                                        Golden Arrow Resources Corporation
                                        IMA Exploration Inc.
                                        Indico Technologies Ltd.
                                        Pediment Gold Corp.
                                        Solitario Resources Corp
                                        Sulliden Exploration Inc.

Rex McLennan   -          Tournigan Gold Corporation
                                        Zincore Metals Inc.

Mario Szotlender   -     Focus Ventures Ltd.
                                        Magellan Minerals Ltd.
                                        Radius Gold Inc.

Godfrey Walton   -        Ethos Capital Corp.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors
The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Disclose whether or not the chair of the board is an independent director. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors
Bradford J. Cooke is the Chairman of the Board and, therefore, is not an independent director. At the present time the Board does not have a “lead director”. The independent Directors are all sophisticated directors with ample experience. However, the Board does recognize that best practice would be to have a lead director that is independent and plans to appoint Geoffrey Handley to this role.

DISCLOSURE REQUIREMENTS	COMMENTS
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year

The attendance record of each current director for all Board meetings held in 2008 was as follows:

Bradford Cooke — 8 of 10 meetings
Geoffrey Handley — 10 of 10 meetings
Leonard Harris — 10 of 10 meetings
Rex McLennan — 8 of 10 meetings
Mario Szotlender — 10 of 10 meetings
Godfrey Walton — 9 of 10 meetings

Other proceedings of the directors were effected by written consent resolutions signed by all of the directors.

Board Mandate
Disclose the text of the board’s written mandate

A copy of the full text of the Board’s Mandate can be viewed at www.sedar.com and is incorporated by reference herein. The following is a summary of the Board’s Mandate.

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

•   the strategic planning process of the Company;
•    identification and management of the principal risks associates with the business of the Company;
•   planning for succession of management;
•   the Company's policies regarding communications with its shareholders and others; and
•   the integrity of the internal controls and management information systems of the Company.

Certain of the above matters are also dealt with or covered by the Company’s existing formal committees, being the Audit Committee, Compensation Committee and Nominating Committee. In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The President and COO and the Chairman and CEO are members of the Board, giving the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as

DISCLOSURE REQUIREMENTS	COMMENTS

compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions
Disclose whether or not the board has
developed written position descriptions for
the chair and the chair of each board
committee. If the board has not developed
written position descriptions for the chair
and/or the chair of each board committee,
briefly describe how the board delineates the
role and responsibilities of each such position .	The Compensation Committee has approved a written position description for the Chairman, but has not yet completed written position descriptions for the chair of any Board committees.
Disclose whether or not the board and
CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO’s role and responsibilities

The Board has not yet completed written position descriptions for the CEO or the COO. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members and the CEO, and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if further written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

Briefly describe what measures the board
 takes to orient new directors regarding:
(i) the role of the board, its committees and its directors; and
(ii) the nature and operation of the issuer’s business

The Company’s general education programs are overseen by the Nominating Committee. See “Nomination of Directors” below for the responsibilities of the Nominating Committee.
Briefly discuss what measures, if any, the
board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors	As above.

DISCLOSURE REQUIREMENTS	COMMENTS
Ethical Business Conduct
Disclose whether or not the board has adopted a written code for the directors, officers and employees.	The Board has adopted a written Code of Business and Ethics for the directors, officers and employees of the Company. A copy of the Code of Conduct is available on SEDAR.
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest

Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct

The Company’s Code of Conduct provides that each employee is personally responsible for and it is their duty to report violations or suspected violations of the Code of Conduct and that no employee would be discriminated against for reporting what the employee reasonably believes to be a breach of the Code of Conduct or any law or regulation. Employees can discuss any breach or suspected breach of the Code of Conduct with their immediate superior or a member of the Board.

Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination	The Company’s director nomination program is overseen by the Nominating Committee.
Disclose whether or not the board has a nominating committee composed entirely of independent directors	The Nominating Committee is composed entirely of independent directors. Current members of the Nominating Committee are Geoffrey Handley, Leonard Harris and Mario Szotlender.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee

A Nominating Committee Charter sets out the responsibilities, powers and operation of the Nominating Committee, the principal ones being:

•   Establish criteria for the selection of new directors to serve on the Board of Directors;
•    Identify individuals believed to be qualified as candidates to serve on the Board of Directors ;
•   Monitor the orientation and continuing education program for directors;
•   Review the Board of Director’s committee structure and recommend to the Board of Directors to serve on the committees of the Board;
•    Recommend members of the Board of Directors to serve as the Chair of the committees of the Board of Directors;
•   Oversee and approve the management continuity planning process;

DISCLOSURE REQUIREMENTS	COMMENTS

•   Develop, with the Board clear position descriptions for the CEO and the President; and
•   Develop and recommend to the Board of Directors for its approval an annual self-evaluation process of the Board of Directors and its committees.

The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company. The Nominating Committee, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Nominating Committee will evaluate these positions and, if changes appear to be justified, additional policies or changes will be developed and followed.

Compensation
Describe the process by which the board determines compensation for the issuer’s directors and officers	The Company’s executive compensation program is overseen by the Compensation Committee.
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation	The Compensation Committee is composed entirely of independent directors. Current members of the Compensation Committee are Geoffrey Handley, Leonard Harris and Mario Szotlender.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee

A Compensation Committee Charter sets out the responsibilities, powers and operation of the Compensation Committee, the principal ones being:

•   Review and assess the adequacy of the Charter annually;
•   Review the adequacy and form of compensation of senior management;
•   Review and recommend to the Board of Directors for approval policies relating to compensation of the Corporation’s senior management and directors;
•   Review the performance of the Corporation’s senior management;
•   Review and approve the corporate goals and objectives relevant to CEO, President and CFO and other senior officer’s compensation;
•   Review and make recommendations to the Board of Directors with respect to pension, stock option and other incentive plans for the benefit of senior management;
•   Oversee the administration of the Corporation’s employee stock option plan;
•   Report to the Board of Directors on all other matters and

DISCLOSURE REQUIREMENTS	COMMENTS

recommendations made by the Compensation Committee; and
•   Follow the process established by it for all committees of the Board for assessing the performance of the Committee.

The Compensation Committee meets as required, but at least annually. It reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Compensation Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

If the compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Not applicable.
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	None at this time, but the Board intends to form a Governance Committee.
Assessments
Disclose whether or not the board, its
committees and individual directors are
regularly assessed with respect to their
effectiveness and contribution. If
assessments are regularly conducted,
describe the process used for the
assessments. If assessments are not regularly
conducted, describe how the board satisfies
itself that the board, its committees, and its
individual directors are performing effectively	There are no formal regularly conducted assessments. Assessments are done informally through discussion.

APPENDIX B

Amendment No. 1
to the Employee Incentive Stock Option Plan
of
Endeavour Silver Corp.

(as approved by the Board of Directors of Endeavour Silver Corp.
as of April 28, 2009, subject to necessary regulatory and shareholder approvals)

The Employee Incentive Stock Option Plan shall be amended as follows:

1.	Section 4.02 be amended by deleting it in its entirety and substituting the following therefor so that section 4.02 shall read as follows:

“4.02 The maximum number of Shares issuable pursuant to the exercise of outstanding Options granted or otherwise subject to the Plan shall be 10% of the issued and outstanding Shares at any time and from time to time.”

2.	Section 6.01 be amended by deleting the words after “lower than the” and replacing them with the following:

“last closing price of the Shares on the TSE (the “Market Price”) before the date of granting of the Option”

so that section 6.01 shall read as follows:

“6.01 The price per Share at which Shares may be purchased upon the exercise of an Option (the “Option Price”) will not be lower than the last closing price of the Shares on the TSE (“Market Price”) before the date of granting of the Option.”

3.	Section 7.01 be amended by replacing all references to “Common Shares” with “Shares”.

4.	Section 11.01 be amended by inserting after the word “Plan” the following:

“at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board”

so that section 11.01 shall read as follows:

“11.01 The Board may alter, suspend or discontinue the Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board, but may not, without the approval of the shareholders of the Company, make any alteration which would:

(a)	increase the aggregate number of Shares subject to Option under the Plan except as provided in Section 9; or

(b)

decrease the Option Price for insiders except as provided in Section 12. Notwithstanding the foregoing, the terms of an existing Option may not be altered, suspended or discontinued without the consent in writing of the Optionee.

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5.	Section 12.01 be amended by changing “shares” to “Shares” and inserting after the word “Insiders” the following:

“(as defined under TSE policies) and issued to Insiders under any other security based compensation arrangements of the Company”

so that section 12.01 shall read as follows:

“12.01 The approval of the disinterested shareholders of the Company must be obtained before the number of Shares under option to Insiders (as defined under TSE policies) and issued to Insiders under any other security based compensation arrangements of the Company within any 12-month period may exceed 10% of the outstanding common share capital of the Company.”

6.	Section 12.02 be amended by changing “Common shares” to “Shares” and inserting after the word “Insiders” the following:

“and issuable to Insiders under any other security based compensation arrangements of the Company”

so that section 12.02 shall read as follows:

“12.02 The approval of the disinterested shareholders of the Company must be obtained before the number of Shares reserved for issuance pursuant to Options granted to Insiders and issuable to Insiders under any other security based compensation arrangements of the Company may exceed, at any one time, 10% of the outstanding common share capital of the Company.”

7.	Section 16.01 be amended as follows:

	(a)	by inserting the following as the second sentence:

“Any such exercise of the Option shall be deemed to occur immediately before the later of the completion of the Offer and the payment of Shares taken up by the offeror under the Offer, as applicable.”;

	(b)	by replacing “However, if:” with “For greater certainty, however, if, for any reason:”; and

	(c)	by replacing “exercise, or in the case of Section 16.02(b)” with “exercise or, in the case of Section 16.01(b)”

so that section 16.01 shall read as follows:

“16.01 If a bona fide offer (an “Offer”) for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning given to “control person” in the Securities Act (British Columbia), the Company will, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such Option will become vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise, pursuant to the Offer. Any such exercise of the Option shall B-2 be deemed to occur immediately before the later of the completion of the Offer and the payment of Shares taken up by the offeror under the Offer, as applicable. For greater certainty, however, if, for any reason:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise or, in the case of Section 16.01(b) hereof, the Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Option will be reinstated as if it had not been exercised and the terms upon which such Shares were to become vested pursuant to this Section will be reinstated. If any Shares are returned to the Company under this Section 16, the Company will immediately refund the exercise price to the Optionee for such Shares.”

8.

Section 18.02 be amended by replacing “in Section 96 of the Securities Act (British Columbia)” (which provision has been repealed) with “under Section 1.9 of Multilateral Instrument 62-104—Take-Over Bids and Issuer Bids (or any successor provision) adopted by the British Columbia Securities Commission”.

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APPENDIX C

ENDEAVOUR SILVER CORP.

STOCK BONUS PLAN

1.	Purpose

1.1

The purpose of the Stock Bonus Plan (the “Plan”) is to establish a plan to advance the interests of Endeavour Silver Corp. (the “Company”) by providing an incentive to, and encouraging equity participation in the Company by, selected “Directors”, “Executive Officers” and “Employees” of the Company or subsidiaries of the Company through the grant of common shares without par value (“Shares”) in the Company. “Directors”, “Executive Officers” and “Employees” of the Company or subsidiaries of the Company (“Eligible Participants”) are as defined in National Instrument 45-106 Prospectus and Registration Exemptions adopted by the Canadian Securities Administrators or as may be acceptable pursuant to the policies of the Toronto Stock Exchange (“TSX”), NYSE Amex, and any successor or other stock exchange on which the Shares may be listed.

2	Administration of the Plan

2.1

The Plan will be administered by a specifically designated committee (the “Committee”) of the Board of Directors of the Company (the “Board of Directors”) or, in the absence of such Committee, by the Board of Directors as the Committee. The Committee is authorized to do, or cause to be done, all necessary things and formalities in connection with the issuance of Shares under the Plan. The Committee is authorized to interpret the Plan and may from time to time amend or rescind rules and regulations required for carrying out the Plan. Any such interpretation or construction of any provision of the Plan shall be final and conclusive. All administrative costs of the Plan shall be paid by the Company. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any stock bonuses granted under it.

3.	Participation

3.1

Where the Committee in its discretion decides that any Eligible Participant has rendered meritorious services which contributed to the success of the Company or any of its subsidiaries, the Committee shall have the right in its sole and absolute discretion to cause the Company to enter into an agreement with any such Eligible Participant, on any terms and conditions, subject to any provisos and restrictions, and for such cash consideration, if any, as the Committee may determine for the issuance of any number of Shares (subject to section 3.2) to any such Eligible Participant. No Shares shall be issued pursuant to the Stock Bonus Plan unless the Eligible Participant has entered into such an agreement with the Company at the direction of the Committee.

3.2

The maximum number of Shares that may be issued under the Plan in any calendar year is 250,000 Shares. Any Shares up to such maximum number that are not issued under the Stock Bonus Plan in any calendar year may not be carried forward for issuance in subsequent calendar years. Such maximum number of Shares shall be appropriately adjusted in the event of any subdivision or consolidation of the Shares. Each issuance of Shares under the Plan shall also not cause the following limitations to be exceeded:

(a) the number of Shares that may be issued pursuant to the Plan to Insiders and reserved for issuance to Insiders pursuant to the Plan or any other security based compensation arrangements of the Company must not exceed 10% of the issued and outstanding Shares (determined at the date of issuance of Shares under the Plan to Insiders) unless disinterested shareholder approval is obtained if and as may be required by the TSX or any other stock exchange on which the Shares are or may be listed; and

(b)

the number of Shares that may be issued to Insiders, within any 12-month period, pursuant to the Plan and any other security based compensation arrangements of the Company must not exceed 10% of the issued and outstanding Shares (determined at the date of issuance of Shares under the Plan to Insiders) unless disinterested shareholder approval is obtained if and as may be required by the TSX or any other stock exchange on which the Shares are or may be listed.

“Insider” for the purposes of the Plan has the meaning ascribed to the term under TSX policies.

4.	Employment

4.1

Nothing contained in the Plan shall confer upon any Eligible Participant any right with respect to employment or continuance of employment with the Company or any of its subsidiaries, or interfere in any way with the right of the Company or any of its subsidiaries to terminate any Eligible Participant’s employment at any time.

5.	Securities Regulation and Tax Withholding

5.1

Where necessary to effect exemption from registration or distribution of the Shares under securities laws applicable to the securities of the Company, the Board of Directors and the Committee may take such action or require such action or agreement by such Eligible Participants as may from time to time be necessary to comply with applicable securities laws. This provision shall in no way obligate the Company to undertake the registration or qualification of any Shares under any securities laws applicable to the securities of the Company.

5.2

The Board of Directors and the Company may take all such measures as they deem appropriate to ensure that the Company’s obligations under the withholding provisions under income tax laws applicable to the Company and other provisions of applicable laws are satisfied with respect to the issuance of Shares pursuant to the Plan.

5.3

Issuance, transfer or delivery of certificates for Shares purchased or received pursuant to the Plan may be delayed, at the discretion of the Committee, until the Committee is satisfied that the applicable requirements of securities and income tax laws have been met.

6.	Amendment and Termination of the Plan

6.1

The Board of Directors reserves the right to amend or terminate the Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board of Directors, provided, however, that no such amendment or termination shall adversely affect any outstanding Shares granted under the Plan. Any amendment to the Plan shall also be subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company.

7.	No Representation or Warranty

7.1	The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

8.	Necessary Approvals

8.1

The obligation of the Company to issue and deliver any Shares in accordance with the Plan is subject to any necessary approval of any regulatory authority having jurisdiction over the securities of the Company and any necessary shareholder approval. If any Shares cannot be issued to an Eligible Participant for whatever reason, the obligation of the Company, if any, to issue such Shares shall terminate.

9.	Interpretation

9.1	The Plan will be construed according to the laws of the Province of British Columbia.

10.	Effective Date of the Plan

10.1	The Plan shall be effective as of June 2, 2009, subject to its approval by the shareholders of the Company and all necessary regulatory approvals.